UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42183

QMMM Holdings Ltd.

(Registrant’s Name)

Workshop 9, 11/F., Kodak House II,

39 Healthy Street East,

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “QMMM Holdings,” “we,” “us” and “our” refer to QMMM Holdings Ltd. and its subsidiaries.

Change in Registrant’s Certifying Accountant

On December 12, 2025, the audit committee (the “Audit Committee”) of the board of directors (the “Board”) of QMMM Holdings accepted the resignation of J&S Associate PLT (“J&S”) as its independent registered public accounting firm, effective immediately. J&S had served as the Company’s independent registered public accounting firm since July 29, 2025. On December 17, 2025, the Audit Committee approved the appointment of EliteCPA P.C. (“EliteCPA”) as QMMM Holdings’ independent registered public accounting firm, effective immediately. The services previously provided by J&S will be provided by EliteCPA, effective as of December 17, 2025.

Since J&S’ appointment on July 29, 2025 and up to December 12, 2025, J&S has not issued any report on the financial statements of QMMM Holdings and has neither provided any adverse opinion or qualifications on our consolidated financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to J&S’ satisfaction, would have caused J&S to make reference to the subject matter of the disagreement in connection with the audit of the Company’s consolidated financial statements. During the years ended September 30, 2024, 2023 and 2022 and through December 12, 2025, neither QMMM Holdings nor anyone acting on QMMM Holdings’ behalf, consulted J&S with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on QMMM Holdings’ consolidated financial statements, and neither a written report was provided to QMMM Holdings nor oral advice was provided that the independent registered public accounting firm concluded was an important factor considered by QMMM Holdings in reaching a decision as to the accounting, auditing or financial reporting issue; nor (ii) any matter that was either the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

QMMM Holdings provided J&S with a copy of the forgoing disclosure and requested J&S to furnish QMMM Holdings with a letter addressed to the Securities and Exchange Commission stating whether or not J&S agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of J&S’s letter, dated December 17, 2025, is filed as Exhibit 99.1 to this Form 6-K.

During the years ended September 30, 2024, 2023 and 2022 and through December 22, 2025, neither QMMM Holdings nor anyone acting on QMMM Holdings’ behalf, consulted EliteCPA with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on QMMM Holdings’ consolidated financial statements, and neither a written report was provided to QMMM Holdings nor oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by QMMM Holdings in reaching a decision as to the accounting, auditing or financial reporting issue; nor (ii) any matter that was either the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Letter from J&S Associate PLT dated December 17, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QMMM Holdings Ltd.

Date: December 22, 2025	By:	/s/ Bun Kwai
	Name:	Bun Kwai
	Title:	Chief Executive Officer, Director and Chairman of the Board

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